Exhibit 99.1

UP Fintech Holding Limited Announces Director Appointment

SINGAPORE, January 23, 2023 — UP Fintech Holding Limited (Nasdaq: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced that the board of directors of the Company (the “Board”) has appointed Mr. YANG Chia Hung to serve as an independent director on the Board and chairman of the audit committee of the Board effective as of January 23, 2023.

Mr. Yang currently serves as an independent director and chairman of the audit committee of Ehang Holdings Limited (Nasdaq: EH), I-Mab (Nasdaq: IMAB), and Tongcheng Travel Holdings Limited (HKSE 0780). Mr. Yang is also an independent director and member of the audit committee of iQIYI, Inc. (Nasdaq: IQ).

Mr. Tianhua Wu, Chief Executive Officer and Director of the Company, stated, “We are pleased to welcome Mr. Yang to join our team as a director of the Board and chairman of audit committee. His background as an executive officer, chief financial officer, and director comes with a stellar reputation. We are confident that with his extensive financial experience, Mr. Yang will help us uphold the highest professional standards and propel our company to the next level of growth.”

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the description of the Company’s strategic and operational plans including as they relate to the change of principal executive office contains forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; the effects of the global COVID-19 pandemic; governmental policies relating to the Company’s industry, including regulation by the Chinese government; and general economic conditions in China, Singapore and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 28, 2021. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited
Email: ir@itiger.com